UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission file number 001-39250

BROOKFIELD INFRASTRUCTURE CORPORATION

(Exact name of Registrant as specified in its charter)

250 Vesey Street, 15th Floor

New York, New York 10281

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

EXHIBIT LIST

Exhibit	Title

99.1	Notice of Special Meeting of Shareholders and Management Proxy Circular of the Registrant, dated October 23, 2024

99.2	Form of Proxy of the Registrant

99.3	Abridgement Certificate of the Registrant

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOKFIELD INFRASTRUCTURE CORPORATION

Date: November 1, 2024	By:	/s/ Michael Ryan
		Name:	Michael Ryan
		Title:	Corporate Secretary